THISISGROUND HOLDINGS, INC.

Unaudited Financial Statements

For The Period January 1, 2017 through December 31, 2017

Prepared on April 30, 2018

2:26 PM
04/30/18
Accrual Basis

This Is Ground
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	38,383.43
Accounts Receivable	47,116.07
Other Current Assets	290,807.73
Total Current Assets	376,307.23
Fixed Assets	
3100 · Gross Fixed Assets	49,846.50
3200 · Accumulated Depreciation	-23,272.42
Total Fixed Assets	26,574.08
Other Assets	129,785.22
TOTAL ASSETS	**532,666.53**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	229,310.96
Long Term Liabilities	653,832.25
Total Liabilities	883,143.21
Equity	-350,476.68
TOTAL LIABILITIES & EQUITY	**532,666.53**

2:21 PM
04/30/18
Accrual Basis

This Is Ground
Profit & Loss
January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
6000 · Revenue	2,920,478.05
Total Income	2,920,478.05
Cost of Goods Sold	
7000 · Cost of Goods Sold	1,492,862.24
Total COGS	1,492,862.24
Gross Profit	1,427,615.81
Expense	
8000 · Salaries & Benefits	577,538.88
8080 · Contract Labor	40,438.95
8100 · Professional & Outsourced Svcs	322,721.08
8200 · Sales & Marketing	183,232.94
8300 · Travel & Entertainment	42,879.65
8400 · Facility Costs	106,047.56
8500 · Other G&A	414,749.85
Total Expense	1,687,608.91
Net Ordinary Income	-259,993.10
Other Income/Expense	
Other Income	294,578.16
Other Expense	
9300 · Depreciation/Amortization	14,865.15
9500 · Interest Expense	60,259.35
9550 · Other Expense	184,385.38
9600 · Taxes	17,049.00
Total Other Expense	276,558.88
Net Other Income	18,019.28
Net Income	**-241,973.82**

This Is Ground
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	-379,538.91
INVESTING ACTIVITIES	2,653.99
FINANCING ACTIVITIES	130,400.25
Net cash increase for period	-246,484.67
Cash at beginning of period	284,868.10
Cash at end of period	**38,383.43**